REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Advisors' Inner Circle Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2008. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2008, and with respect to agreement of security purchases and sales, for the period from September 12, 2008 (the date of our last examination), through October 31, 2008:

- Confirmation of all security positions with National City Bank (the "Custodian") in Cleveland, Ohio without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

-  Confirmation of all open futures contracts with the executing broker;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Agreement of 2 security purchases and 2 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and cash statements received from National City Bank.

- Confirmation or agreement to cash statements received from National City Bank of all securities out for transfer with brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2008 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of United Association S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Philadelphia, Pennsylvania
January 15, 2009

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of United Association S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2008 and from September 12, 2008 through October 31, 2008.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2008 and from September 12, 2008 through October 31, 2008, with respect to securities reflected in the investment account of the Fund.



By:        /s/ Philip T. Masterson
           ---------------------------------------------------------------
           Philip T. Masterson, President
           The Advisors' Inner Circle Fund


           January 26, 2009
           ---------------------------------------------------------------
           Date



By:        /s/ Michael Lawson
           ---------------------------------------------------------------
           Michael Lawson, Treasurer, Controller and Chief Financial
           Officer
           The Advisors' Inner Circle Fund


           January 26, 2009
           ---------------------------------------------------------------
           Date



By:        /s/ John Kernan
           ---------------------------------------------------------------
           John Kernan, Managing Director
           Allegiant Asset Management Group


           January 26, 2009
           ---------------------------------------------------------------
           Date

FUND NAME                                                     STATE                     REGISTRATION               FILE NUMBER

The Advisors' Inner Circle Fund

United Association S & P 500 Index Fund
                                                              ALASKA                    ANNUAL                       60044418
                                                              ALABAMA                   ANNUAL
                                                              CONNECTICUT               ANNUAL                        1023481
                                                              KANSAS                    ANNUAL                     2003S0000867
                                                              KENTUCKY                  ANNUAL                       600110541
                                                              LOUISIANA                 ANNUAL                        100843
                                                              MISSOURI                  ANNUAL                      0002-13700
                                                              NEW JERSEY                ANNUAL                       BEM-2290
                                                              NEVADA                    ANNUAL
                                                              NEW YORK                  OTHER                        S30-34-25
                                                              OHIO                      OTHER                          46876
                                                              OREGON                    ANNUAL                       2003-452
United Association S & P 500 Index Fund - Class I
                                                              DISTRICT OF COLUMB        ANNUAL                       60018399
                                                              IOWA                      ANNUAL                        I-55228
                                                              MASSACHUSETTS             ANNUAL
                                                              MARYLAND                  ANNUAL                      SM20030507
                                                              MICHIGAN                  ANNUAL                        939758
                                                              NEBRASKA                  ANNUAL                         62033
                                                              OKLAHOMA                  ANNUAL                      SE-2103201
                                                              TENNESSEE                 ANNUAL                       RM04-3558
                                                              WASHINGTON                GOOD UNTIL SOLD              60036890
                                                              WISCONSIN                 ANNUAL                        454553
United Association S & P 500 Index Fund - Class II
                                                              DISTRICT OF COLUMB        ANNUAL                       60018540
                                                              IOWA                      ANNUAL                        I-55326
                                                              MASSACHUSETTS             ANNUAL
                                                              MARYLAND                  ANNUAL                      SM20030621
                                                              MICHIGAN                  ANNUAL                        939759
                                                              NEBRASKA                  ANNUAL                         59410
                                                              OKLAHOMA                  ANNUAL                      SE-2116727
                                                              TENNESSEE                 ANNUAL                       RM04-3558
                                                              TEXAS                     GOOD UNTIL SOLD               C 71399
                                                              WASHINGTON                GOOD UNTIL SOLD              60038210
                                                              WISCONSIN                 ANNUAL                        455368